PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated October 29, 2010)	SEC File No. 333-170219

Owens-Illinois, Inc.

COMMON STOCK

On May 7, 2010 and May 20, 2010, Owens-Brockway Glass Container Inc. (“Owens-Brockway”), our indirect, wholly-owned subsidiary, issued and sold $690,000,000 3.00% Exchangeable Senior Notes due 2015, which we refer to as the “Notes,” in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).  Upon an exchange of a Note, Owens-Brockway will pay an amount of cash and we will deliver a number of shares of our Common Stock, if any, to the exchange holder for each $1,000 principal amount of Notes exchanged based on a formula tied to the trading price of our Common Stock. This prospectus supplement no. 1 supplements and amends the prospectus dated October 29, 2010 relating to the resale from time to time by certain selling stockholders of shares of our Common Stock issuable upon exchange of the Notes.

You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.

The following table sets forth information, as of April 29, 2011, with respect to the selling stockholders and the number of shares of our Common Stock that would become beneficially owned by each stockholder should we issue our Common Stock to such selling stockholder that may be offered pursuant to this prospectus supplement upon the exchange or redemption of the Notes.  The number of shares of our Common Stock issuable upon the exchange or redemption of the Notes shown in the table below assumes exchange of the full amount of Notes held by each selling stockholder at the maximum exchange rate of 21.0642 shares of our Common Stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional share.  The exchange rate is subject to adjustment in certain events but is not adjusted for accrued interest.  As a result, the number of shares issuable upon exchange of the Notes may increase or decrease in the future.

No estimate can be given as to the number of shares of our Common Stock that each selling stockholder will own after the sale of any shares under this prospectus supplement, because the selling stockholders may offer all, some or none of their respective shares.  No selling stockholder named in the table below owns or will own more than 1% of our outstanding Common Stock.

Stockholder Name	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock to be Offered (2)	Percentage Ownership of Common Stock After Offering (3)
American Family Mutual Insurance Company	526,605	526,605	*
American Investors Life Insurance Company	42,128	42,128	*
California Health Care Foundation	210,852	210,852	*
Daiwa Capital Markets America Inc.	83,203	83,203	*
Indiana Lumbermans Mutual Insurance Company	1,053	1,053	*
Inflective Convertible Opportunity Fund I, LP	21,064	21,064	*
Inflective Convertible Opportunity Fund I, LTD	42,128	42,128	*
Institutional Benchmarks Series-IVAN Segregated Acct	5,266	5,266	*
Insurance Australia Group	400,219	400,219	*
Lyxor/Inflective Convertible Opportunity Fund	3,370	3,370	*
MABSTOA	61,086	61,086	*
Man Umbrella SICAV	105,321	105,321	*
New York City Employees Retirement System	727,978	727,978	*
New York City MTA	123,225	123,225	*
New York City Fire Department Pension Fund	117,117	117,117	*
New York City Police Pension Fund	241,185	241,185	*
Nextera Energy	424,443	424,443	*
Oyster Global Convertibles	665,628	665,628	*
Partners Group Alternative Strategies PCC Limited Gold Zeta Cell	59,190	59,190	*
South Dakota Retirement System	42,128	42,128	*
State of Alaska	258,879	258,879	*
Teachers’ Retirement System for the City of New York 267	363,778	363,778	*
Teachers’ Retirement System for the City of New York 269	313,224	313,224	*
Virginia Retirement System	210,642	210,642	*

*  Denotes less than 1%.

(1)  This includes shares of our Common Stock issuable upon the exchange of the Notes and shares held by the selling stockholder prior to exchange of any Notes.

(2)  The number of shares in the column “Number of Shares of Common Stock to be Offered” represents all of the shares of Common Stock that the selling stockholder may offer under this prospectus supplement. The resale shares may be offered from time to time by the selling stockholder.

(3)  This is based on 164,005,952 shares of our Common Stock outstanding on March 31, 2011, and assumes that the selling stockholder sells all of the resale shares offered pursuant to this prospectus supplement.

The term “selling stockholders” also includes persons who obtain Common Stock from the selling stockholders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction.

None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates.

With respect to selling stockholders that are affiliates of broker-dealers, we believe that such entities acquired their Notes and underlying Common Stock in the ordinary course of business and, at the time of the purchase of the Notes and underlying Common Stock, such selling stockholders had no agreements or undertakings, directly or indirectly, with any person to distribute the Notes or underlying Common Stock.  To the extent that we become aware that such entities did not acquire their Notes or underlying Common Stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which the prospectus and this prospectus supplement is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Investing in our Common Stock involves risks.  Please read “Risk Factors” beginning on page 3 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is April 29, 2011.